FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah #, C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea †, G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel           +27 11 562 9775
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email         Willie.Jacobsz@
                goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile       +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
FINAL ULTIMATUM FOR GOLD FIELDS ’ KDC EAST TO
RETURN TO WORK
Johannesburg, 19 October 2012: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) regrets to advise that
approximately 8,500 of the 12,500 employees at KDC East (formerly
Kloof Gold Mine), on an unlawful strike since 14 October, 2012, have not yet returned to work.
Gold Fields, with the support of the Board of Directors, this afternoon issued a final ultimatum to the employees still on strike at KDC East, to present themselves for work starting with the night shift on
Monday, 22 October 2012, and the morning and afternoon shifts on
Tuesday, 23 October, 2012, or face immediate dismissal.
Gold Fields has secured a Court Interdict declaring the strike unlawful and ordering striking employees to return to work. The company has also embarked on a comprehensive communication
campaign to encourage striking employees to observe the court order, and has issued an ultimatum for workers to return to work.
All of these requests have been ignored. Striking employees and their representatives have also been given sufficient opportunities to make representations as to why they should not be dismissed, all of which were not taken up.
ends
Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
E-mail:
Willie.Jacobsz@goldfields.co.za
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
E-mail: Sven.Lunsche@goldfields.co.za
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE
Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 October 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs